December 22, 2009

CONFIDENTIAL Mr. Lyn Shenk, Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3561

Re:	Superior Industries International, Inc. File No. 001-6615 Form 10-K: For the fiscal year ended December 28, 2008 Form 10-Q: For the quarterly period ended September 27, 2009
Dear Mr. Shenk:

Superior Industries International, Inc., a California corporation (the "Company" or in the first person notation “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated December 11, 2009 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2008 (“the 2008 Form 10-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2009.  In this letter, we refer to the staff of the SEC as the "Staff".  Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

Form 10-K: For the fiscal year ended December 28, 2008

Item 6 – Selected Financial Data, page 16

1.           Please expand the disclosure accompanying your table of selected financial data to briefly describe or cross-reference to a discussion of factors that have materially affected the comparability of the information reflected in your table.  For example, with regard to the selected financial data presented for fiscal year 2008, we believe that your expanded disclosure should describe or cross-reference to a discussion of the impairment charges that were recorded against the carrying value of your long-lived assets, as well as the valuation allowances that were recorded against your state and foreign deferred tax assets.  Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance.  In addition, please consider whether similar disclosure should accompany your table of

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 2

“Quarterly Financial Data” presented in Note 17 to your financial statements.  In this regard, refer to Item 302(a)(3) of Regulation S-K for further guidance.

Response to Comment No. 1

We will expand our disclosure accompanying the Selected Financial Data and the Quarterly Financial Data in future filings to include specific additional data in the tables, or cross-references to additional data or information, that will describe any factors that materially affected the comparability of the information included therein.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

2.           Based upon the disclosure of your domestic and international “income (loss) from continuing operations before income taxes and equity earnings” in Note 7 to your financial statements, as well as your disclosure of net sales by geographic area in Note 2 to your financial statements, it appears that your operations in the U.S. and in Mexico have performed differently over the last three fiscal years.  For example, we note that for each of the last three fiscal years, as well as for the interim periods subsequent to fiscal year 2008, the period-to-period changes in net sales generated by your Mexico operations have differed significantly from the fluctuations in net sales generated by your U.S. operations.  In addition, we note that your domestic operations have recognized substantial pre-tax losses from continuing operations for each of the last three fiscal years, while your international operations have recognized pre-tax income from continuing operations for the same reporting periods- that is, despite generating less revenue than your domestic operations.  While we acknowledge from Note 2 that your plants in Mexico and the U.S. may qualify for aggregation into one reporting unit, we also believe that it may be necessary to discuss certain aspects of your Mexico and U.S. operations on a separate basis in order to fully explain your results of operations.  For example, given (i) the recent closure of certain manufacturing facilities located in the U.S. and (ii) the transfer of certain production activities to facilities in Mexico that have lower cost structures, please consider discussing revenue and expenses recognized by your Mexico operations and U.S. operations on a separate basis.  Furthermore, consider providing a separate analysis of the growth in your Mexico operations due to the assumption of U.S. production capacity versus growth from other initiatives.  Please provide your proposed expanded disclosure as part of your response.  Alternatively, tell us why you believe that the aforementioned revisions to your disclosure are unnecessary.

Response to Comment No. 2

During the three year period ended December 28, 2008 and the nine months ended September 27, 2009, any comparisons of U.S. and Mexico sales and operating results were impacted by plant closures in the U.S. and the addition of our third wheel manufacturing facility in Mexico which became operational on January 1, 2007 and earned a small profit

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 3

that year.  In September 2006, we announced the planned closure of our Johnson City, Tennessee facility, which operated through March of 2007.  In August 2008, we announced the planned closure of our Pittsburg, Kansas facility, which operated through December 2008.  In January 2009, we announced the planned closure of our Van Nuys, California facility, which operated through June 2009.

As indicated above, the newest facility in Mexico was profitable in its first year - 2007.  Between the first quarter of 2007 and the third quarter of 2009, we closed three U.S. wheel plants, incurring various plant closure and impairment costs.  Accordingly, any comparisons of U.S. and Mexico operations will be difficult until all plant closure related costs are completed.  In addition, the revenues and expenses incurred at each of our plants and between our Mexico and U.S. operations are significantly influenced by the volume of production directed to each plant by the leadership of the Company.  We believe production volume shifts among the plants,  including shifts between our Mexico and U.S. facilities, due to capacity requirements, customer preference, required lead times, and other factors, result in the plants working together to service the same set of customers.  As a result, we do not believe that discussing the revenues and expenses recognized by our Mexico operations and our U.S. operations on a separate basis would provide meaningful information to investors.  However, we do believe that some investors may have an interest in understanding how much of our normal production capacity is split between the U.S. and Mexico and, as such, we are proposing to include expanded disclosure in future annual filings to provide that information.  Provided below is a sample of the expanded Gross Profit discussion based on the disclosure in 2008 Form 10-K that has been marked for changes.

Gross Profit

During 2008, consolidated gross profit decreased $25.9 million to $6.6 million, or 0.9 percent of net sales, from $32.5 million, or 3.4 percent of net sales, in 2007. The major factors contributing to the decreased gross profit in 2008 were the 22 percent decreases in both unit shipments and wheels produced in our plants. As indicated above, unit shipments and, therefore, plant productivity were impacted severely by various customer restructuring actions and market conditions that affected the entire automotive industry.  Due to our own restructuring actions during 2008 referred to above, gross profit included one-time charges totaling approximately $6.4 million. Severance and other plant closure costs for the Kansas facility amounted to $3.8 million, and the severance costs associated with the workforce reductions at our other North American plants amounted to approximately $1.0 million. Because of the closures of the Kansas and California facilities, the forward natural gas contracts for those operations no longer qualify for the normal purchase exemption under the accounting rules. Accordingly, gross profit included a charge of $1.6 million, representing the difference between the contract and fair values of those contracts as of the end of 2008. Our total normal production capacity in 2008, including the Pittsburg, Kansas facility, was split between the U.S. and Mexico by approximately 56 percent and 44 percent, respectively. During 2009, after the previously announced plant closures are complete, we anticipate that our normal production capacity will shift to approximately 40 percent in the U.S. and 60 percent in Mexico.  Gross profit in 2008 was also negatively impacted by the loss on the sale of wheels purchased from our joint venture, totaling $3.8 million. This amount included reductions to inventory valuation due to decreases in the aluminum portion of our selling prices, freight and duty charges and third party warehousing costs.

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 4

During 2007, gross profit increased $23.8 million to $32.5 million, or 3.4 percent of net sales, from $8.7 million, or 1.1 percent of net sales, in 2006.  Gross profit in 2006 included $10.1 million of preproduction start-up costs of our newest wheel plant in Mexico. The principal factors impacting our improved gross profit in 2007 were the increased unit shipments, including a higher level of new wheel programs and additional take-over business, and increased productivity in our wheel manufacturing facilities resulting from a 13 percent increase in production. Also contributing was the steadily increasing production of larger diameter wheels in our newest plant in Chihuahua, Mexico.  As a result of constructing a new plant in Chihuahua, Mexico, 58 percent of our normal production capacity was in the U.S. and 42 percent in Mexico during 2007 compared to approximately 60 percent in the U.S. and 40 percent in Mexico during 2006.

The cost of aluminum is a significant component in the overall cost of a wheel. Additionally, a portion of our selling prices to OEM customers is attributable to the cost of aluminum. Our selling prices are adjusted periodically to current aluminum market conditions based upon market price changes during specific pricing periods though we are exposed to timing differences. Theoretically, assuming selling price adjustments and raw material purchase prices move at the same rate, as the price of aluminum increases, the effect is an overall decrease in the gross margin percentage, since the gross profit in absolute dollars would be the same. The opposite would then be true in periods during which the price of aluminum decreases.

Effective Income Tax Rate, page 21

3.           We note that you have identified several factors that materially impact your effective tax rate.  However, you have not quantified the specific impact that those factors have had on the effective tax rates that you realized for each reporting period presented in your statement of operations.  In addition, you have not discussed the underlying reason(s) why the factors that you have identified did or did not materially impact your effective tax rate in a particular reporting period.  For example, you have not explained why (i) the net changes in your tax liabilities and (ii) the effect of foreign income being taxed at rates other than your U.S. statutory rates materially impacted your effective tax rate for fiscal year 2007, but these factors did not materially impact your effective tax rates for fiscal years 2008 and 2006.  Similarly, you have not discussed the underlying reason(s) for the decline in the impact of “permanent differences” on your effective tax rates between fiscal year 2006 and fiscal year 2008.  Given the significant fluctuation in the effective tax rates that you realized for fiscal years 2008, 2007, and 2006, please expand your disclosure in MD&A to provide detailed discussion of each factor that has materially impacted (a) your effective tax rate and/or (b) your reported income tax provision or benefit for each of those years.  Please provide your proposed expanded disclosure as part of your response.

Response to Comment No. 3

The following is a sample of the expanded income tax discussion that we propose to include in the MD&A section of our future filings based on the disclosure included in the 2008 Form 10-K that has been marked for changes.

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 5

        Effective Income Tax Rate

Our income (loss) from continuing operations before income taxes and equity earnings was ($28.6) million in 2008, $10.2 million in 2007, and ($16.1) million in 2006. The effective tax rate on the 2008 pretax income from continuing operations was a tax benefit of 6.2 percent compared to a provision of 61.4 percent in 2007 and a benefit of 1.8 percent in 2006. The following is a reconciliation of the United States federal tax rate to our effective income tax rate along with a discussion of the key drivers that impacted our effective income tax rate for the periods presented:

Year Ended December 31,	2008	2007	2006

Statutory rate - (provision) benefit	35.0%	(35.0)%	35.0%
State tax (provisions), net of federal income tax benefit	5.0	(0.6)	(1.9)
Permanent differences (A)	(12.0)	(20.9)	(25.7)
Tax credits	0.7	0.7	0.8
Foreign income taxed at rates other than the statutory rate (B)	(0.3)	19.6	3.2
Valuation allowance (C)	(25.2)	(6.5)	(4.4)
Changes in tax liabilities, net (D)	(0.6)	(18.3)	(3.7)
Other	3.6	(0.4)	(1.5)

Effective income tax rate for continuing operations	6.2%	(61.4)%	1.8%

(A)
Actual permanent differences impacting the income tax provisions during 2006, 2007 and 2008 were $4.1 million $2.1 million and $3.4 million, respectively.  There were no material changes in the permanent differences for each of the periods presented.  The primary drivers of the percentage changes in the effective income tax rate related to permanent differences were the fluctuating levels of income (loss) from continuing operations before income taxes and equity earnings.

(B)
During 2007, a greater proportion of our income was generated in foreign jurisdictions when compared to 2006 and 2008.  The impact of foreign income taxed at rates other than the statutory rate on our reported tax provisions was $0.5 million in 2006, $2.0 million in 2007 and $0.1 million in 2008. During these same periods, our income (loss) from continuing operations before income taxes and equity earnings was ($16.1) million in 2006, $10.2 million in 2007 and ($28.6) million in 2008.  The higher proportion of foreign earnings in 2007 as a percentage of the lower consolidated income from continuing operations before taxes and equity earnings in that year resulted in the significant impact on the effective income tax rate in 2007.

(C)
During 2006, 2007 and 2008, increases in our valuation allowances resulted in additional tax expense of $0.7 million, $0.7 million and $7.2 million.   The significant increase in the tax expense related to valuation allowances during 2008 was due to an increase the valuation allowance recorded for our foreign net operating loss carryforwards and foreign tax credit carryforwards for which we had determined that it was more likely than not that the benefit will would not be realized.

(D)
The impact of changes in our tax liabilities resulted in additional tax expense of $0.6 million, $1.9 million and $0.2 million during 2006, 2007, and 2008, respectively.  Effective January 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48).  The increase in tax liabilities during 2007 relates to accruals for interest and penalties on the liability established upon adoption of FIN 48 at the beginning of that year.  Accordingly, there was no comparable impact in 2006.

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 6

In 2008, we continued to accrue interest and penalties on the tax liabilities established for uncertain tax positions.  However, also during 2008, we decreased the tax liabilities as a result of the expirations of statute of limitations on years for which a liability had originally been established upon adoption of FIN 48   The increase in tax liabilities due to accruals for interest and penalties, minus the decrease due to the expirations of statute of limitations, resulted in an net increase of $0.2 million to our 2008 income tax provision.

We are a multinational company subject to taxation in many jurisdictions.  We record liabilities dealing with uncertainty in the application of complex tax laws and regulations in the various taxing jurisdictions in which we operate.  If we determine that payment of these liabilities will be unnecessary, we reverse the liability and recognize the tax benefit during the period in which we determine the liability no longer applies.  Conversely, we record additional tax liabilities or valuation allowances in a period in which we determine that a recorded liability is less than we expect the ultimate assessment to be or that a tax asset is impaired.  The effects of recording liability increases and decreases are included in the effective income tax rate.

Item 9A – Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 59

4.           Based upon your disclosure, it appears that you believe that the remedial actions that you undertook to address the material weaknesses disclosed in your Form 10-K for fiscal year 2007 were the only changes made to your internal control over financial reporting (ICFR) during the fourth quarter of fiscal year 2008 that materially affected, or were reasonably likely to materially affect, your ICFR.  However, based upon your disclosure on page 10 of the “Risk Factors” section of your fiscal year 2008 Form 10-K, it appears the you had begun to implement significant upgrades to your financial reporting functions, as well as other operational functions, prior to filing your fiscal year 2008 annual report.  Furthermore, your disclosure on page 10 suggests that (i) technical and operating difficulties could arise during the implementation of your upgrades and (ii) those difficulties could potentially affect your ICFR.  In this regard, please tell us whether you have completed the upgrades to your financial reporting and other operational functions and explain to us why you did not believe that it was necessary for you to discuss the changes to such functions in the “Controls and Procedures” section of your Form 10-K and/or subsequent filings on Form 10-Q.  Furthermore, if you have not completed the implementation of your new financial reporting and operating functions, please consider whether the changes to these functions and/or related systems should be discussed in the “Controls and Procedures” section of your future filing(s).

Response to Comment No. 4

As of December 28, 2008, we were in the software selection and design phase related to the prospective implementation of a new ERP system.  Accordingly, these activities did not constitute a material change in ICFR as of December 28, 2008 as they did not impact our existing ICFR related to the process of the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles.

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 7

As of the date of this letter, we are currently testing and validating the design of the new ERP system, as well as training the system users and we have not modified any of our existing controls and procedures.  We anticipate implementing the new system as of the beginning of the second quarter of 2010.  We will continue to evaluate any changes to our financial reporting or operational functions that impact our ICFR on a quarterly basis and appropriately disclose any material changes in the “Controls and Procedures” section of our future quarterly and annual filings.

Form 10-Q: For the quarterly period ended September 27, 2009

Item 1.  Financial Statements

Balance Sheet, page 2

5.           We note that at December 28, 2008, your “Other non-current liabilities” balance related almost entirely to liabilities associated with your unfunded executive retirement plan.  However, we note that your other non-current liabilities balance has increased significantly subsequent to December 28, 2008.  As such, please tell us, and disclose if appropriate, the nature and amounts of any additional liabilities that have been reported as other non-current liabilities at September 27, 2009.  Alternatively, if the increase in the balance reported as of September 27, 2009 relates to a change in the liability recorded for your unfunded executive retirement plan, please tell us the reason(s) for the significant increase in such balance and expand your disclosure in Note 15 to discuss the change in your liability, as appropriate.

Response to Comment No. 5

During the first quarter of 2009 and in previous periods, we classified the entire self-insured workers compensation liability and the derivative liability recorded for our natural gas contracts within accrued expenses.  During the second quarter of 2009, we reevaluated the classification of these balances and determined that a portion of these liabilities should have been classified as non-current liabilities in our historical balance sheets.  As a result, we classified the long-term portion of the self-insured workers compensation liability and long-term portion of the derivative liability, previously included in accrued expenses, as other non-current liabilities beginning with the issuance of our financial statements for the second quarter of 2009.  This resulted in $8.2 million being classified as other non-current liabilities that historically would have been inappropriately included in accrued expenses.   The long-term portion of these liabilities remained relatively unchanged from the second quarter of 2009 to the third quarter of 2009, and the inclusion of these balances in other non-current liabilities at September 27, 2009 accounted for the increase in other long-term liabilities when comparing the September 27, 2009 balance to the December 28, 2008 balance.  Note that the long-term portion of the self-insured workers compensation liability and derivative liability included in accrued expenses at December 28, 2008 was $6.4 million.

We evaluated the impact of this error on our previously issued annual financial statements, along with all other errors previously identified in accordance with SEC Staff Accounting

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 8

Bulletin No. 99 and SEC Staff Accounting Bulletin No. 108 and determined the impact was not material to an investor or the users of the financial statements, and accordingly, concluded to properly present such balances prospectively and concluded that restatement or revision of previously issued financial statements was not necessary.  Some of the key factors considered in reaching this conclusion included the following:

•	The error has no impact on our historical revenues, net income, earnings per share, statement of sharehlders' equity and comprehensive income or the statement of cash flows.
•
At December 28, 2008, our current liabilities were overstated by $6.4 million or by 10% and our non-current liabilities were understated by $6.4 million or 7%.  The impact of the error is not material from a quantitative perspective, and if corrected, would serve to increase our current ratio from 5.1:1 to 5.7:1.  This increase would not materially impact our liquidity or other performance metrics that may influence an investor.  In addition, from a financial statement line item perspective, the error is minimized by the fact that the Company has historically had very strong liquidity and no debt.

•
Our belief is that investors would typically find the reclassification of a non-current liability as current to be more significant than the reclassification of a current liability as non-current, the latter of which is the case here.

•	The error does not impact any debt covenants since we do not have any long-term debt, nor does the error impact any other contractual agreements.
•
The error does not impact any analyst estimates.  In addition, subsequent to the proper classification of these balances in our interim balance sheets, none of the analysts covering our business have made any inquires about the change in other non-current liabilities, supporting the immateriality of the error.

•	The error does not impact any regulatory requirements.
•	The error does not impact our segment reporting or any of the financial statement footnotes.
•	The error does not involve the concealment of unlawful transactions.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 18

6.           Based upon your MD&A disclosure in both your Form 10-K for the fiscal year ended December 28, 2008 and your Form 10-Q for the quarterly period ended September 27, 2009, it appears that your passenger car wheel shipments and light truck wheel shipments can fluctuate independent of one another.  For example, during the third quarter of fiscal year 2009, your shipments of passenger car wheels decreased by 35 percent relative to the comparable quarter of fiscal year 2008, while your shipments of light truck wheels increased by 19 percent relative to the comparable quarter of fiscal year 2008.

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 9

Furthermore, based upon your MD&A disclosure, it appears that changes in sales mix can impact the average selling price of your wheels.  Given the observations noted above, we believe that your current MD&A disclosure could be enhanced by using tables to separately quantify (i) the number of passenger car wheels and light truck wheels that were shipped during each reporting period and (ii) the amount of revenue attributable to passenger car wheels versus light truck wheels for each reporting period.  Please revise your disclosure accordingly, or advise.  Furthermore, if the disaggregation of such information in the suggested tables reveals additional information that is material to an understanding of the changes in the net sales, that information should also be disclosed.  Please provide your proposed expanded disclosure as part of your response.

Response to Comment No. 6

As it relates to the appearance that passenger car wheel shipments and light truck wheel shipments can fluctuate independent of one another, the first paragraph of the Executive Overview in the MD&A of our Form 10-Q for the quarterly period ended September 27, 2009, included the following:

“Beginning with the third quarter of 2008, the automotive industry was impacted negatively by the continued dramatic shift away from full-size trucks and SUVs caused by continuing high fuel prices, rapidly rising commodity prices and the tightening of consumer credit due to the then deteriorating U.S. financial markets.  Accordingly, our OEM customers announced unprecedented restructuring actions, including assembly plant closures, significant reductions in production of light trucks and SUVs, delayed launches of key 2009 model-year light truck programs and movement toward more fuel-efficient passenger cars and cross-over type vehicles.”

As a result of the above, passenger car wheel shipments during the third quarter of 2008 increased 11 percent compared to the same period in 2007 and light truck wheel shipments declined 51 percent compared to the third quarter of 2007, as reported in our Form 10-Q for the quarterly period ended September 28, 2008.

As it relates to changes in sales mix, one of the most significant factors impacting the change in average selling price and net sales is the pass through to our customers of the change in aluminum prices, which is discussed in the gross profit section of our MD&A disclosure.  For example, total wheel sales in the third quarter of 2009 declined $49.7 million.  The change in aluminum prices accounted for $30.3 million of the decrease and the unit shipment decline $15.5 million, which accounts for 92 percent of the total sales decline.  The remaining $3.9 million was due to changes in sales mix.  Sales mix referred to in our filings aggregates the impact of not only the change in passenger car and light truck wheel shipments, but also the changes in wheel sizes and wheel finishes, which carry varying premium charges and may not correlate perfectly with any particular vehicle type.  Accordingly, in periods when the change in aluminum pass through to our customers is minimal, the percentage change in units for passenger cars and light trucks approximates the percentage change in revenues attributable to both types of vehicles, and as such, we do not

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 10

believe that disclosing the revenue attributable to passenger car wheels versus light truck wheels for any reporting period is meaningful.   We do believe that some investors may find value in knowing the split of units shipped segmented between passenger cars and light truck wheels.

We will provide in our future quarterly and annual filings greater granularity of changes in net sales to expand our discussion of the impacts of aluminum price changes, changes in unit shipment volumes and segmentation of units shipped between passenger cars and light truck wheels.  The following is a sample of the expanded disclosure from the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2009 which has been marked for changes.

Sales

Consolidated revenues in the third quarter of 2009 decreased $52.0 million, or 31.8 percent, to $111.4 million from $163.4 million in the same period a year ago.  Wheel sales decreased $49.7 million, or 31.2 percent, to $109.6 million from $159.3 million in the third quarter a year ago, as our wheel shipments decreased by 9.7 percent.  The average selling price of our wheels decreased approximately 23.8 percent in the current quarter due primarily to a 21.0 percent decrease in the pass-through price of aluminum.  The change in aluminum prices accounted for $30.3 million of the wheel sales decrease and the unit shipment decline accounted for $15.5 million of the decrease, which represents 92 percent of the total wheel sales decline. Tooling reimbursement revenues totaled $1.8 million in the third quarter of 2009 and $4.1 million in the third quarter of 2008.  The decrease in tooling reimbursement revenues in the current quarter was due to a lower volume of new wheel development programs during 2009.

Consolidated revenues in the first three quarters of 2009 decreased $329.2 million, or 54.6 percent, to $273.8 million from $603.0 million in the same period a year ago.  Wheel sales decreased $321.2 million, or 54.6 percent, to $267.5 million from $588.7 million in the first three quarters a year ago, as our wheel shipments decreased by 41.9 percent.  The average selling price of our wheels during the first nine months of 2009 decreased approximately 21.8 percent due to a 16.7 percent decrease in the pass-through price of aluminum and a 5.1 percent decrease in the average selling price due to a shift in sales mix.  The change in aluminum prices accounted for $56.9 million of the wheel sales decrease and the unit shipment decline accounted for $246.8 million of the decline, which represents 95 percent of the total wheel sales decline.  Tooling reimbursement revenues totaled $6.3 million in the first three quarters of 2009 and $14.3 million in the same period of 2008.  This decrease was due primarily to a lower volume of new wheel development programs during 2009.

As reported by industry publications, North American production of passenger cars and light trucks in the third quarter was down approximately 21 percent compared to the same quarter in the previous year, while our wheel shipments fell 10 percent for the same period.  The decline of North American production included a decrease of 33 percent for passenger cars, while light trucks fell by 6 percent. During the same period, our shipments of passenger car wheels decreased by 35 percent while light truck wheel shipments increased by 19 percent.  During the third quarter of 2009, light truck wheel shipments rebounded from an extremely low level in the same period a year ago to approximately 61 percent of the total units shipped, compared to 46 percent of total shipments for the same period last year.  For the nine months of 2009, light truck wheel shipments were approximately 60 percent of the total units shipped, compared to 54 percent last year.

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 11

Gross Profit (Loss)

7.           We note that you experienced a 41.9 percent decline in wheel shipments and a 42.8 percent decline in wheel production during the first three quarters of fiscal year 2009, as compared to the first three quarters of 2008.  In this regard, we acknowledge that subsequent to the quarter ended September 28, 2008, you took actions, such as the closure of certain manufacturing plants, in order to right-size your production capacity.  However, it appears that your manufacturing facilities still may have operated significantly below normal operating capacity during the first 39 weeks of fiscal year 2009.  Based upon your disclosure, it is not clear whether the significant reductions in your sales and production volumes during the 39-week period ended September 27, 2009, as well as at the end of fiscal year 2008, have resulted in the recognition of additional expense related to unallocated overheads.  As such, tell us the amount of expense that you recognized for unallocated overhead costs during (i) fiscal years 2006, 2007, and 2008 and (ii) the nine month periods ended September 27, 2009 and September 27, 2008.  In addition, please discuss any changes in unallocated overhead in the MD&A disclosure included in your filings.  Refer to FASB ASC 330-10-30-3 through 30-7 for related guidance.

Response to Comment No. 7

The Company’s inventory includes the cost of material and labor and allocations of variable and fixed manufacturing overhead.  The amount of overhead to be allocated to our inventory is based upon our expected level of production over a reasonable period of time under normal circumstances while taking into account the loss of capacity resulting from planned maintenance.  Due to abnormal factors such as significantly reduced demand and unplanned downtime at certain facilities resulting in abnormally low production levels, we have not allocated a certain portion of our manufacturing overhead to inventory in our historical financial statements and expensed these costs as incurred in order to prevent increasing the amount of overhead allocated to each unit of production during abnormal circumstances.  The amount of unallocated overhead that resulted in additional expense being recognized in each fiscal year 2006, 2007, 2008 was $1.7 million, $2.2 million, and $3.6 million, respectively.  The amounts for the nine month periods ended September 27, 2009 and September 28, 2008 were $1.5 million and $2.7 million, respectively.

 We do not believe that unallocated overhead for the periods discussed above is material to investors after considering both the qualitative and quantitative aspects of our unallocated overhead and particularly given that the unallocated overhead is less than 5 percent of net inventories at the end of each period mentioned above and is not material.  Because we believe that the changes in our unallocated overhead are not material to the users of the financial statements, we respectfully submit expanding our MD&A to include a discussion of the changes in unallocated overhead in our previous filings is unnecessary.  We will continue to evaluate these amounts and will include a discussion of any material changes in unallocated overheads in our future fillings.

Mr. Lyn Shenk, Branch Chief December 22, 2009 Page 12

Other

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (818) 902-2640.

                Sincerely,

                Superior Industries International, Inc.

               /s/ Emil J. Fanelli

               Emil J. Fanelli
               Chief Accounting Officer and
               acting Chief Financial Officer